02044229

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of June 2002

Genset S.A.

(Translation of registrant's name into English)

24, rue Royale
75008 Paris
France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Enclosures: Genset is furnishing under cover of Form 6-K a free translation from the French of the Report of Statutory Auditors on the unaudited pro forma consolidated financial statements for the year ended December 31, 2001, and quarters ended March 31, 2001 and March 31, 2002.

25, rue de Lübeck – 75116 PARIS
S.à r.l. au capital de €. 182.939 - R.C.S. PARIS B 345 280 051

4, rue Auber – 75009 PARIS
S.A au capital de €. 2.784.960 - R.C.S. PARIS B 344 366 315

GENSET, S.A.

Report of the Statutory Auditors on the unaudited pro forma consolidated financial statements

Year ended December 31, 2001 and quarters ended March 31, 2001 and March 31, 2002
(Free translation of the French original)

AUDIT & DIAGNOSTIC
25, rue de Lübeck
75116 PARIS

ERNST & YOUNG Audit
4, rue Auber
75009 PARIS

Statutory Auditor
Member of the Regional Company of Paris

GENSET, S.A.

Report of the Statutory Auditors on the unaudited pro forma consolidated financial statements

Year ended December 31, 2001 and quarters ended March 31, 2001 and March 31, 2002
(Free translation of the French original)

To the Directors of GENSET S.A.,

We have reviewed the accompanying pro forma consolidated balance sheet for the quarter ended March 31, 2002, the accompanying pro forma consolidated statement of income for the year ended December 31, 2001 and the accompanying pro forma consolidated statement of income for the quarters ended March 31, 2001 and March 31, 2002, which have been prepared in connection with the sale of the Genset Oligonucleotides Division, effective April 9, 2002 and the sale of Ceres' shares effective April 19, 2002.

responsibility, and is based on:

- The historical consolidated financial statements of your Company at December 31, 2001 audited by us in accordance with French professional standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the consolidated accounts are free from material misstatement. We had nothing to report on these historical consolidated financial statements at December 31, 2001.
- The historical consolidated financial statements of your Company for the quarters ended March 31, 2001 and March 31, 2002, were reviewed by us in accordance with French professional standards. Those standards require that we plan and perform the review to obtain moderate assurance, lesser than that which would result from an audit, as to whether the consolidated interim financial statements are free from material misstatement. We had nothing to report on those historical consolidated financial statements for the quarters ended March 31, 2001 and March 31, 2002.

We conducted our review of the pro forma consolidated financial information in accordance with French professional standards. These standards require that we review the evidence supporting the assumptions on which the pro forma consolidated financial information were based and to perform such procedures as to enable us to assess whether these assumptions provide a reasonable basis for the projection and whether the accounting policies applied in preparing the pro forma consolidated financial information are consistent with the accounting policies applied by your Company for the preparation of its consolidated financial statements.

The pro forma consolidated financial statements are intended to reflect the effect of a given transaction on the historical financial information, had this transaction or event occurred at a date earlier than the date at which such transaction or event occurred or is reasonably expected to occur. However, the pro forma consolidated financial information is not necessarily indicative of the results of operations or related effects on the financial position that would have been attained had the transaction or event occurred at a date earlier than the date at which it actually occurred or is reasonably expected to occur.

Based on our review, nothing came to our attention that caused us to believe that the management's assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the sale of the Genset Oligonucleotides Division and the sale of Ceres shares in the pro forma consolidated accounts, and the accounting policies applied for the preparation of such pro forma consolidated accounts are not consistent with the accounting policies applied in the preparation of the historical consolidated financial statements.

June 26, 2002

The Statutory Auditors

AUDIT & DIAGNOSTIC **ERNST & YOUNG Audit**

French original signed by
Alain WERNERT

French original signed by
Jean-Yves JEGOUREL

Quarterly pro forma consolidated statements of operations (unaudited)

amounts in accordance with French GAAP (Euros

	March 31, 2002					March 31, 2002
	Historical accounts unaudited	Sales of Oligonucleotides Division	Interest income on Sales of Oligonucleotides Division	Equity method	Excluded fees related to Oligonucleotides Division	Pro Forma accounts
Research and development revenues	-	-	-	-	-	-
Sales	5 045	5 045	-	-	-	(0)
Grants	-	-	-	-	-	-
Other revenues	87	-	-	-	-	87
Total revenues	5 132	5 045	-	-	-	87
Research and developments expenses	(9 756)	(348)	-	-	-	(9 408)
Cost of goods sold	(2 889)	(2 889)	-	-	-	0
Selling and marketing expenses	(808)	(808)	-	-	-	(0)
General and administrative expenses	(4 152)	(1 305)	-	-	(477)	(2 370)
Total operating expenses - excluding Other special charges	(17 605)	(5 350)	-	-	(477)	(11 778)
Loss from operation - excluding Other special charges	(12 473)	(305)	-	-	(477)	(11 691)
Other special charges	-	-	-	-	-	
Income (loss) from operation - including Other special charges	(12 473)	(305)	-	-	(477)	(11 691)
Interest income	91	20	224	-	-	295
Interest expense	(748)	-	-	-	-	(748)
Foreign exchange gain (loss)	(50)	4	-	-	-	(54)
Other income (expense), net	4	238	-	-	-	(234)
Equity in income (loss) of affiliated companies	-	-	-	80	-	80
Income (loss) before income tax, minority interests, extraordinary items and cumulative effect of changes in accounting principles	(13 176)	(43)	224	80	(477)	(12 353)
	-	0	0	-	-	-
Income tax benefit (expense)	(363)	(363)	-	-	-	0
Minority interests	(104)	(104)	-	-	-	0
Income (loss) before extraordinary items and cumulative effect of changes in accounting principles	(13 643)	(510)	224	80	(477)	(12 352)
Amortization of goodwill						
Extraordinary items, net of tax	37	-	-	-	-	37
Cumulative effect of changes in accounting principles	-	-	-	-	-	-
Net income (loss)	(13 606)	(510)	224	80	(477)	(12 316)

Pro forma consolidated condensed balance sheet (unaudited)

amounts in accordance with French GAAP (Euros thousand)	March 31, 2002
ASSETS	
Cash and cash equivalents	45 457
Other current assets	8 886
Total current assets	54 342
Tangibles assets, net	14 137
Intangibles assets, net	1 807
Other long term assets	2 107
R&D tax credit receivable	13 109
Total assets	85 502
Liabilities and sharholders' equity	
Total current liabilities	10 731
Total long-term debt	55 826
Minority interest	-
Common stock	24 315
APIC	112 532
Accumulated deficit	(106 199)
Net income (loss)	(12 316)
CTA	613
Total shareholder's equity	18 946
Total liabilities and shareholders' equity	85 502

Quarterly pro forma consolidated statements of operations (unaudited)

amounts in accordance with French GAAP (Euros thousand)	March 31, 2001 Historical accounts unaudited	Sales of Oligonucleotides Division	Interest income on Sales of Oligonucleotides Division	Equity method	Excluded fees related to Oligonucleotides Division	March 31, 2001 Pro Forma accounts
Research and development revenues	801	-	-	-	-	801
Sales	4 332	4 332	-	-	-	-
Grants	24	6	-	-	-	18
Other revenues	16	-	-	-	-	16
Total revenues	5 173	4 338	-	-	-	835
Research and developments expenses	(8 371)	(264)	-	-	-	(8 107)
Cost of goods sold	(2 672)	(2 672)	-	-	-	-
Selling and marketing expenses	(534)	(534)	-	-	-	-
General and administrative expenses	(3 728)	(592)	-	-	-	(3 136)
Total operating expenses - excluding Other special charges	(15 305)	(4 062)	-	-	-	(11 243)
Loss from operation - excluding Other special charges	(10 132)	276	-	-	-	(10 408)
Other special charges	(7 583)	-	-	-	-	(7 583)
Income (loss) from operation - including Other special charges	(17 715)	276	-	-	-	(17 991)
Interest income	396	18	306	-	-	684
Interest expense	(866)	-	-	-	-	(866)
Foreign exchange gain (loss)	602	(4)	-	-	-	606
Other income (expense), net	29	29	-	-	-	-
Equity in income (loss) of affiliated companies	(7)	-	-	18	-	11
Income (loss) before income tax, minority interests, extraordinary items and cumulative effect of changes in accounting principles	(17 561)	319	306	18	-	(17 556)
Income tax benefit (expense)	(94)	(94)	-	-	-	-
Minority interests	(63)	(63)	-	-	-	-
Income (loss) before extraordinary items and cumulative effect of changes in accounting principles	(17 718)	162	306	18	-	(17 556)
Amortization of goodwill	(19)	(19)	-	-	-	-
Extraordinary items, net of tax	-	-	-	-	-	-
Cumulative effect of changes in accounting principles	-	-	-	-	-	-
Net income (loss)	(17 737)	143	306	18	-	(17 554)

Annualy pro forma consolidated statements of operations (unaudited)

amounts in accordance with French GAAP (Euros thousand)	December 31, 2001 Historical accounts	Sales of Oligonucleotides Division	Interest income on Sales of Oligonucleotides Division	Equity method	Excluded fees related to Oligonucleotides Division	December 31, 2001 Pro Forma accounts
Research and development revenues	1 486	-	-	-	-	1 486
Sales	17 993	17 993	-	-	-	-
Grants	55	9	-	-	-	46
Other revenues	26	-	-	-	-	26
Total revenues	19 560	18 002	-	-	-	1 558
Research and developments expenses	(35 773)	(1 086)	-	-	-	(34 687)
Cost of goods sold	(10 849)	(10 849)	-	-	-	-
Selling and marketing expenses	(2 523)	(2 523)	-	-	-	-
General and administrative expenses	(13 337)	(2 555)	-	-	-	(10 782)
Total operating expenses - excluding Other special charges	(62 482)	(17 013)	-	-	-	(45 469)
Loss from operation - excluding Other special charges	(42 922)	989	-	-	-	(43 911)
Other special charges	(7 886)	-	-	-	-	(7 886)
Income (loss) from operation - including Other special charges	(50 808)	989	-	-	-	(51 797)
Interest income	2 406	66	1 144	-	-	3 484
Interest expense	(3 580)	(4)	-	-	-	(3 576)
Foreign exchange gain (loss)	481	39	-	-	-	442
Other income (expense), net	(334)	202	-	-	-	(536)
Equity in income (loss) of affiliated companies	(66)	-	-	87	-	21
Income (loss) before income tax, minority interests, extraordinary items and cumulative effect of changes in accounting principles	(51 901)	1 292	1 144	87	-	(51 962)
Income tax benefit (expense)	(714)	(625)	-	-	-	(89)
Minority interests	(346)	(347)	-	-	-	1
Income (loss) before extraordinary items and cumulative effect of changes in accounting principles	(52 961)	320	1 144	87	-	(52 050)
Amortization of goodwill	(225)	(225)	-	-	-	-
Extraordinary items, net of tax	5 668	-	-	-	-	5 668
Cumulative effect of changes in accounting principles	-	-	-	-	-	-
Net income (loss)	(47 518)	95	1 144	87	-	(46 382)

Business overview
GENSET S.A. is a listed company both on the "Nouveau Marché" of Paris, France, and on the NASDAQ. GENSET S.A. is a genomics-based biotechnology company focused on generating a pipeline of drug targets and candidates in the areas of CNS and metabolic disorders. GENSET S.A. has successfully used its integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and its portfolio of genomic patents, GENSET S.A. now intend to discover and validate novel drug targets and therapeutic candidates for its own account, starting with a lead protein candidate in the metabolic field.

Preparation of the pro forma consolidated financial statements
In accordance with its strategy, GENSET S.A. decided to sell certain non strategic assets, both to provide financing for its core research and development activities and to enable management to focus on the core business of the Company. This process culminated with the sale, effective April 9, 2002, of GENSET S.A. Oligonucleotides Division and of GENSET S.A. shares in CERES, effective April 19, 2002.

The pro forma consolidated financial information present the results of the Group as if the Group had sold all activities related to Oligonucleotides as of December 31, 2000.
The pro forma consolidated balance sheet as of March 31, 2002 reflects also the impact of the CERES shares sale on the company 's financial position as if the Group has sold its CERES shares as of March 31, 2002.

1- Sale of the Oligonucleotides Division
On April 9, 2002, GENSET S.A. sold its Oligonucleotides Division to the Proligo Division of the specialty chemicals group Degussa based in Dusseldorf (Germany), for US$21.5 million or approximately € 25 million. GENSET S.A. received US$19.5 million or approximately € 21.9 million of the consideration on April 9. In addition, GENSET S.A. expects to collect a further € 3.1 million from this sale before the end of 2002, between the balance of the purchase price due by Proligo, certain receivables we kept as part of the transaction and the minority stock we retained in the Australian subsidiary, which GENSET S.A. expects to sell in the third quarter. As the transaction was structured as a cash-free transaction, the purchaser will also remit to GENSET S.A. the approximately € 4.8 million in cash transferred with the business.

As part of the transaction, GENSET S.A. bought out certain minority shareholders of the subsidiaries of the division, during the first quarter of 2002 for an amount of approximately € 0.8 million. In addition, the aggregate expenses of consultants (bankers', legal and auditors' fees) engaged in 2002 in connection with this transaction should be approximately € 1.8 million. As part of the transaction, GENSET S.A. also retained certain assets, including minority stakes in the Singaporean and Australian subsidiaries of the division. GENSET S.A. has granted to the purchaser options to acquire these minority stakes for an aggregate amount of approximately € 0.6 million, and GENSET S.A. expects the purchaser to exercise these options.

2- Sale of CERES shares

company, to certain investors for an aggregate purchase price of US$ 14.6 million or approximately € 16.4 million.

Assumptions used in the preparation of the pro forma consolidated financial statements

The financial information presented includes:

- The pro forma consolidated income statements (unaudited) for the year ended December 31, 2001, the quarter ended March 31, 2001, and the quarter ended March 31, 2002.
- The pro forma consolidated balance sheet (unaudited) as of March 31, 2002.

The pro forma consolidated financial information present the results of the Group as if the Group had sold all activities related to Oligonucleotides as of December 31, 2000. The pro forma consolidated balance sheet as of March 31, 2002 reflects also the impact of the sale of CERES shares on the company's financial position.

The difference between the accounting dates for the two transactions is inherent in their nature. The sale of the Oligonucleotides Division corresponds to the deconsolidation of operating segment as of December 31, 2000 in conformity with the pro forma accounts. Whereas the sale of Ceres shares corresponds to a sale of an investment in order to increase cash in conformity with the Goup's new strategy. The sale of the Ceres shares occurred March 31, 2002 and the related gain on sale was recorded directly to shareholders' equity.

The pro forma financial statements were constructed for illustrative purposes and are not necessarily representative of the actual results if the Group had sold all activities related to Oligonucleotides at a date preceeding the actual date the sale occurred.

Preparation of the pro forma consolidated income statement:

Effect of the change in the consolidation scope: In order to present comparable information for all periods, the historical consolidated financial statements were adjusted to reflect the deconsolidation of activities related to Oligonucleotides which were sold April 9, 2002. The pro forma financial statements are presented as if this sale occurred on December 31, 2000.

Effect of the sale on interest income: The cash proceeds in the amount of €25.7 M (conversion based on the exchange rate at December 31, 2000) resulting from the sale of activities related to Oligonucleotides are assumed to have been received as of December 31, 2000 and invested at the three-month EURIBOR rate over the periods presented. The resulting interest income has been reflected in the pro forma consolidated financial statements.

Equity method investees: A percentage of net income of the investment of GENSET S.A. in Singapore Biotechnology Pte Ltd and GENSET S.A. Pacific Pty Ltd is included in pro forma net income for the periods presented.

The sale of the company's shares of CERES, which occurred March 31, 2002 for a total amount of €16.4M, resulted in a net gain of €10.6M. The revenue from the sale was recorded directly to shareholders' equity, with no impact to pro forma net income of the first quarter 2002.

Financial Statements used in the preparation of the consolidated pro forma accounts:

The pro forma consolidated income statements were prepared based on:

1. The audited consolidated accounts of GENSET S.A. as of December 31, 2001.

2. The unaudited consolidated accounts for the quarters ended March 31, 2002 and 2001.

The pro forma consolidated balance sheet as of March 31, 2002 was prepared on the basis of the unaudited accounts for the quarter ended March 31, 2002.

Accounting methods

The pro forma consolidated accounts were prepared in accordance with accounting principles generally accepted in France, in accordance with the recommendations of the CNC related to intermediary accounts and according to the rules and accounting methods applied by the company for the closing as of December 31, 2001.

These methods are detailed in the notes to the consolidated financial statements included in the 2001 annual report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genset

Date:

By: ____________________

Name: Deborah A. Smeltzer
Title: Chief Financial Officer